UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

David T. Mittelman

Andrew S. Reilly

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, CA 94111

(415) 683-5472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS St Baker Energy Holdings Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,685,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,685,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,685,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS Trevor St Baker AO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,891,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,891,972
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,891,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 4 amends and supplements the initial Schedule 13D filed by the Reporting Persons with the SEC on October 25, 2022 as amended October 25, 2022, November 9, 2022, and December 16, 2022 (as amended hereby, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the initial and prior amendments to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to include the following:

The information contained in lines 7 through 11 and 13 of the cover pages is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 156,310,918 Ordinary Shares outstanding as of March 1, 2023, the most recent publicly reported amount of the Issuer’s outstanding shares as reported in the Issuer’s prospectus dated March 24, 2023 filed March 24, 2023 with the SEC.

Within the sixty days prior to the event date through the filing date of this Schedule 13D, the Reporting Persons engaged in the following two transactions with respect to the Ordinary Shares:

On March 16, 2023, the St Baker Family Foundation acquired 139,000 Ordinary Shares of the Issuer in an open-market purchase at a volume weighted average price (“VWAP”) of $1.2726 per share, based upon a low and high daily sales prices of Ordinary Shares ranging from $1.20 to $1.38. The Reporting Persons undertake to provide the Issuer, any shareholder of the Issuer, or the staff of the SEC, upon request, full information, to the extent known by or available to the Reporting Persons, regarding the number of Ordinary Shares sold at each separate price within the range set forth in this paragraph.

On March 17, 2023, Sunset Power Pty Ltd, as trustee of St Baker Family Trust (“Sunset Power”) acquired 187,152 Ordinary Shares of the Issuer upon exercise of vested Financing Warrants described under “Accordion Facility” in Item 6 herein. The number of Ordinary Shares acquired as a result of exercising such Financing Warrants included 45,130 Warrant Shares as well as 142,022 Additional Warrant Shares attributable to the Guaranteed Value provision described under “Accordion Facility” in Item 6 herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

Accordion Facility

On November 18, 2022, the Issuer, as borrower, and Sunset Power, as lender, agreed to an accordion facility commitment for a principal amount of US$10.0 million (the “Accordion Facility”) under the Senior Loan Note Subscription Agreement (the “Subscription Agreement”) dated September 2, 2022 by and among the Issuer and the other parties thereto.

In connection with the Accordion Facility, as provided by the Subscription Agreement, the Issuer issued to Sunset Power an aggregate of 135,389 warrants to subscribe for and purchase Ordinary Shares of the Issuer (the “Financing Warrants”) pursuant to the Subscription and Registration Rights Agreement, dated as of September 2, 2022 (the “Warrant Registration Rights Agreement”), by and among the Issuer and the other parties thereto, and the Warrant Agreement, dated as of September 2, 2022 (the “Warrant Agreement”), by and among the Issuer and the other parties thereto.

Each Financing Warrant is initially exercisable for one Ordinary Share of the Issuer (a “Warrant Share”), subject to adjustment as described in the Warrant Agreement, and has an exercise price of $0.0001 per share. The Warrant Agreement provides that the Financing Warrants shall vest and become exercisable by Sunset Power as follows: (a) one third of the Financing Warrants became immediately exercisable on November 18, 2022; (b) one third of the Financing Warrants will vest and be exercisable on the on the date that is nine months after November 18, 2022; and (c) one third of the Financing Warrants will vest and be exercisable on the date that is eighteen months after November 18, 2022. The Financing Warrants are subject to accelerated vesting upon the occurrence of certain events, including, but not limited to, an Event of Default or the announcement of transactions reasonably likely to lead to a Change of Control (as each such term is defined in the Subscription Agreement).

Further, the Financing Warrants contain certain value protection features including a Guaranteed Value (as defined in the Warrant Agreement) provision and customary anti-dilution provisions. The Guaranteed Value provision provides that within three business days of receiving an exercise notice, the Issuer shall calculate the value of the Ordinary Shares subject to issuance upon exercise of a Financing Warrants (prior to any adjustment) using a formula incorporating the VWAP of the Ordinary Shares on the Nasdaq Stock Market for the five trading days immediately preceding the exercise date in order to determine the current Share Valuation (as defined in the Warrant Agreement). If the Share Valuation is less than the Guaranteed Value, the Issuer shall, on the issuance date of the subject Ordinary Shares, either: (a) pay the difference between the Share Valuation and the Guaranteed Value (the “Value Difference”) to the holder or as it may direct, in cash; or (b) adjust the number of Ordinary Shares issuable on the issuance date to include additional Ordinary Shares to the holder (“Additional Warrant Shares”), where such number of Additional Warrant Shares will be calculated as the Value Difference, divided by the 5-day VWAP (rounded up to the nearest whole Ordinary Share).

The foregoing descriptions of the Subscription Agreement, Warrant Registration Rights Agreement, and Warrant Agreement are qualified in their entirety to the full text of the Subscription Agreement, Warrant Registration Rights Agreement, and Warrant Agreement, which are included, respectively, as Exhibits 99.1, 99.2, and 99.3 hereto.

Loan Agreement

On May 4, 2023, the Issuer, as borrower, entered into a USD35,000,000 Unsecured and Subordinated Loan Agreement (the “Loan Agreement”) with Sunset Power, as lender (the “St Baker Lender”), and each entity named as a Guarantor in Schedule 1 to the Loan Agreement, as guarantors, for a principal amount of US$35.0 million. Borrowings under the Loan Agreement are intended to provide additional funding for (a) the general working capital requirements of the Issuer (or any subsidiary) and (b) the payment of any fees, costs and expenses payable by the Issuer under certain of the Issuer’s financing agreements.

The Loan Agreement provides for outstanding principal amounts under the facility to be repaid (i) by way of set-off against the funding amount payable by the St Baker Lender to participate in a Qualifying Fundraising (as defined below) or the amount payable by the St Baker Lender pursuant to a Subscription Election (as defined below); or (ii) in any other manner as the St Baker Lender and the Issuer may agree in writing. For the purpose of any set-off under clause (i) above, if the aggregate amount which the St Baker Lender is liable to pay the Issuer is less than the principal amount outstanding, the Issuer must pay the difference in cash to the St Baker Lender on the termination date.

As referred to in clause (i) above, the Loan Agreement provides that, (A) in the event the Issuer proposes to conduct a fundraising round in which one or more third parties enter into agreements with the Issuer providing for the raising of funds (whether by way of debt or equity, or a combination of debt and equity) for an aggregate consideration resulting in gross proceeds to the Issuer in excess of US$25.0 million (or such other amount as may be agreed between the Issuer and the St Baker Lender in writing) (a “Qualifying Fundraising”), the St Baker Lender shall have the right on one occasion to participate in the Qualifying Fundraising by providing a total aggregate amount of funding equal to the principal amount outstanding on terms no less favorable to the St Baker Lender than those applying to any third parties participating in the Qualifying Fundraising (or on such other terms approved by the St Baker Lender in writing); and (B) in addition, on and from the date that is 120 days after the date that principal is advanced under the Loan Agreement (or such later date as the St Baker Lender and the Issuer may agree in writing), if the St Baker Lender has not already participated in a Qualifying Fundraising, the St Baker Lender shall have the right to elect by written notice to the Issuer to either: (x) from time to time and on one or more occasions issue a subscription notice to subscribe for Ordinary Shares of the Issuer in one or more private placement transactions, in which case the St Baker Lender will be entitled to subscribe for such Ordinary Shares at the VWAP of the Ordinary Shares of the Issuer on the Nasdaq Stock Market over the ten consecutive trading days ending on the day immediately preceding the date of any subscription notice, provided that the aggregate subscription amounts of all such subscriptions does not exceed an amount equal to the principal amount outstanding under the Loan Agreement; or (y) subscribe for redeemable preference shares of the Issuer (the terms of such shares to be agreed to by the St Baker Lender and the board of directors of the Issuer) with an aggregate subscription price equal to the principal amount outstanding under the facility and warrants to subscribe for Ordinary Shares of the Issuer (the terms of such warrants to be agreed to by the St Baker Lender and the board of directors of the Issuer).

Further, under the Loan Agreement, on and from the date that is 120 days after the date that principal is advanced (or such later date as the St Baker Lender and the Issuer may agree in writing) and for so long as the St Baker Lender and certain of its affiliates continue to hold an aggregate of at least 15% of the total issued Ordinary Shares of the Issuer, the St Baker Lender may nominate in writing one individual for appointment to the board of directors of the Issuer as a non-executive director of the Issuer, and the Issuer shall take all reasonable steps to procure the appointment of such nominee to the board of directors of the Issuer, subject to certain conditions and qualifications.

The foregoing description of the Loan Agreement is qualified in its entirety to the full text of the Loan Agreement, which is included as Exhibit 99.4 hereto.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:

99.1	Senior Loan Note Subscription Agreement, dated September 2, 2022, by and among the Issuer and the lenders party thereto (incorporated by reference to Exhibit 10.3 of the Issuer’s Report on Form 6-K submitted on September 6, 2022)

99.2	Subscription and Registration Rights Agreement, dated September 2, 2022, by and among the Issuer and the parties listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Report on Form 6-K submitted on September 6, 2022)

99.3	Warrant Agreement, dated September 2, 2022, by and among the Issuer, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (incorporated by reference to Exhibit 10.5 of the Issuer’s Report on Form 6-K submitted on September 6, 2022)

99.4	St Baker – USD35,000,000 Unsecured and Subordinated Loan Agreement (incorporated by reference to Exhibit 99.1 of the Issuer’s Report on Form 6-K submitted on May 5, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2023

St Baker Energy Holdings Pty Ltd

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO
Title:	Director

TREVOR ST BAKER AO

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)